

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 4, 2010

Delaware Intercorp, Inc.
As agent for Havaya Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re: Havaya Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed May 17, 2010**
> **File No. 333-165083**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. We refer to prior comment 1 and footnotes 2 and 3. Please tell us why you continue to reference both Rule 457(a) and Rule 457(o).

Risk Factors, page 8

2.   Please include a risk factor disclosing your response to prior comment 50 and disclose how this could impact investors.

Our officers and directors are located…, page 10

3.   We refer to prior comment 5 and your disclosure that your assets "may" be held outside of the United States "from time to time." Please revise your disclosure to clarify whether your assets currently are held outside of the United States and whether you expect them to be held outside the United States in the future.

4.   Refer to your disclosure that courts in Israel "may" not permit lawsuits for the enforcement of judgments arising out of the securities laws of the United States. Please disclose the reason for the uncertainty.

The reselling of teeth whitening kits…, page 11

5.   We note your disclosure that products you plan to sell "may be subject to regulation" and "may require you to be registered." Please revise to provide greater clarity as to your regulatory status or explain the reasons for your uncertainty.

State securities laws, page 15

6.   Please revise to disclose your response to prior comment 12 and clearly disclose the impact that this could have on secondary trading in your securities. Also clearly indicate in which states investors can resell your securities given that you do not plan to register or qualify your stock in any state.

Should our stock become listed…, page 16

7.   We note your response to prior comment 14. Please provide us your basis for concluding that you currently have sufficient resources to comply with your obligations under the federal securities laws. In this regard, we note your disclosure at the top of page 37 concerning your anticipated legal and accounting expenses for the next twelve months.

Dilution, page 17

8.   We note your response to prior comment 16. Please tell us where you have disclosed the information referenced in your response.

Sales Strategy, page 23

9.   We note your response to prior comment 21 and reissue the comment with respect to your timing projections on page 23 and your price projections on page 31. You also should disclose the key assumptions regarding your initial order and first commercial order projections on page 23. As it appears that you have revised these projections in this amendment, please disclose the inaccuracy of your previous projections.

Marketing/Advertising Strategy, page 24

10.   We note your revised disclosure on pages 24 and 25 and your response to prior comment 23. With a view to disclosure, please tell us how many commercials your budget will allow you to purchase from each network. Provide us support for your cost assumptions.

Activities to Date, page 25

11.   We note from your disclosure that you have entered into a supply and fulfillment agreement with Pacific Naturals, as further discussed on page 26 and elsewhere in you filing. In this regard, please tell us if Pacific Naturals is owned by any of your related parties or affiliates. If so, please describe to us the nature of this related party relationship.

12.   We note your response to prior comment 18. Please disclose the status of your discussions with production companies, indicate why you have been unable to execute agreements to date, and disclose the material hurdles that remain until you are able to obtain an agreement.

13.   Please balance your disclosure requiring the Pacific Naturals agreement with the 90-day convenience termination mentioned in section 10 of the agreement.

Results of Operations, page 26

14.   We note your revised disclosure on page 26 in response to prior comment 24. Please tell us the name of the consultant who evaluated potential suppliers and the consultant who provided assistance in writing your business plan. Please also tell us whether these consultants were control persons or promoters during the past five years. Please refer to Item 401(g) of Regulation S-K.

Overview of the Company, page 28

15.   Please reconcile your disclosure on page 28 that Mr. Gober introduced you to Mr. Grundman in July 2009 with your disclosure on page 40 that Mr. Grundman has been an officer and director since July 2008.

16.   With a view to possible disclosure, please tell us whether Mr. Gober remains a shareholder and the extent of his holdings. Please disclose what, if any, consideration Mr. Gober received for introducing you to Mr. Grundman and for resigning as President and sole Director. We may have additional comment.

17.   We reissue prior comment 27 in part. Please clarify whether your supplier has other distributors in your target markets selling the same product that you intend to offer, regardless of the name under which the product is sold.

The Market Opportunity, page 29

18.   With a view toward disclosure, please tell us the purpose of your statement that you have not conducted any independent verification of the data. Do you believe your disclosure is accurate? If you do not know whether the data is accurate, please tell us how you believe that your disclosure of such data is consistent with your obligations under the Securities Act.

19.   Please provide us your analysis that supports the conclusions in your response to prior comment 28.

20.   We note your response to prior comment 29 and reissue the portion of the comment contained in the first and third bullets. If you did not obtain a consent, please tell us how you determined that the sources of the data believe it remains reliable. Please also refer to the final sentence of prior comment 29 and tell us whether you were affiliated with the preparation of any of the data.

Our Private Label Product, page 29

21.   Please revise to disclose whether you have paid for and received the goods referenced in section 5 of your supply and fulfillment agreement with Pacific Naturals.

Target Market, page 30

22.   We reissue prior comment 33 in part. It appears that you have not addressed the filing obligation mentioned in that comment.

Product Pricing, page 31

23.   It is generally inappropriate to present revenue projections without also presenting a measure of income mentioned in Regulation S-K Item 10(b)(2). Please revise your disclosure in response to prior comment 34 accordingly.

Our Competition, page 31

24.   We note your response to prior comment 36. Please tell us how you objectively determined that the products you highlight are some of the "better known and/or widely available products in the marketplace." Please also tell us how you determined that the competitors named in the section are objectively representative of the marketplace.

25.   We note that you have revised your disclosure to remove the chart in response to prior comment 37 but have not provided us with the requested information. We therefore reissue the comment.

Competitive Advantages, page 36

26.   Please expand your response to prior comment 38 to clarify how your product has each of the competitive advantages you disclose, particularly since it appears that competitors can – and perhaps do – sell the same product under a different label.

Sources and Availability of Products and Supplies, page 37

27.   We note your response to prior comment 41 and amended disclosure on page 37. Please revise to clarify what you mean by the phrase "same basic product." Please clearly disclose if you expect to sell different teeth whitening kits from different suppliers under the same label and disclose how the products might differ.

Reports to Security Holders, page 39

28.   We note your response to prior comment 13. Please revise to disclose your plans with respect to registering under Section 12.

Future Sales, page 43

29.   Please provide us your analysis supporting your statement regarding "one year" in response to prior comment 44. Your response should show clearly how the one-year period is applicable to all outstanding securities. Also, disclose when the one-year period ends.

Certain Relationships and Related Transactions, page 44

30.   Please disclose when you received the $20,000 from the April 2010 financing.

Description of Securities, page 44

31.   We note your amended disclosure in response to prior comment 48. It remains unclear how the disclosure in the second full paragraph of page 45 concerning the entitlement of each stockholder to one vote is consistent with Section 3 of Article IV to your bylaws. We therefore reissue the comment.

Penny Stock Regulations, page 49

32.   We note your revised disclosure on page 49 in response to prior comment 52. Please tell us your basis for concluding that Rule 15g-1 provides an exemption for individual accredited investors.

Experts, page 49

33.   We note your response to prior comment 53; however, the opinion letter is not included in the prospectus. Please revise your disclosure to the contrary.

Exhibit 10.1

34.   Please file the final, complete contract, including all signatures and all attachments like Exhibit A.

Exhibit 23.1

35.   We note that your auditors refer to their report as dated May 13, 2010. However, we note that the auditors' report on page F-2 is dated May 17, 2010. Please revise accordingly so that the auditors' report date is correctly referenced in this consent of independent auditors.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

                         Sincerely,

                         Russell Mancuso
                         Branch Chief

cc (via fax):   SRK Law Offices